SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LIBERTY TRIPADVISOR HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share
Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 531465102
Series B Common Stock: 531465201

(CUSIP Numbers)

Gregory B. Maffei
c/o Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 531465102
Series B Common Stock: 531465201

1.	Names of Reporting Persons

Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power Series A Common Stock: 0 (1) Series B Common Stock: 5,225,774 (2)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 0 (1) Series B Common Stock: 5,225,774 (2)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 0 (1) Series B Common Stock: 5,225,774 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 0% Series B Common Stock: 97.3% (3)

14.	Type of Reporting Person IN

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(1)	Does not include shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”) issuable upon conversion of shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the "Series B Common Stock," and together with the Series A Common Stock, the “Common Stock”), beneficially owned by Mr. Gregory B. Maffei (“Mr. Maffei”); however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 5,225,774 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 6.8% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(2)	Includes 2,396,329 shares of Series B Common Stock that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, December 15, 2020.

(3)	For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 72,167,796 and the total number of shares of Series B Common Stock outstanding was 2,952,569, in each case, on October 31, 2020, as reported by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 5, 2020 and, as required by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for (i) the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after December 15, 2020 and (ii) the vesting of Mr. Maffei’s restricted stock units on December 10, 2020. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 41.5% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY TRIPADVISOR HOLDINGS, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Liberty TripAdvisor Holdings, Inc. (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei” or the “Reporting Person”), on December 31, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on September 17, 2019, Amendment No. 2 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on October 25, 2019 and Amendment No. 3 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on March 18, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 4 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information contained in Item 4 of this Amendment is incorporated by reference herein.

Mr. Maffei acquired beneficial ownership of (i) an additional 21,096 shares of Series B Common Stock reported in this Amendment on December 10, 2020 as a result of the vesting of 30,110 restricted stock units with respect to Series B Common Stock, less 9,014 shares withheld for taxes, and (ii) an additional 572,655 shares of Series B Common Stock reported in this Amendment on December 15, 2020 pursuant to the December 15, 2020 grant of vested options to purchase shares of Series B Common Stock, which were granted to the Reporting Person in lieu of the Reporting Person receiving the portion of his annual cash bonus allocable to the Issuer in light of the ongoing financial impact of the Coronavirus pandemic.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) As a result of the transactions referred to in this Statement, Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) no shares of Series A Common Stock, which shares represent 0% of the outstanding shares of Series A Common Stock, and (ii) 5,225,774 shares of Series B Common Stock (including 2,396,329 shares that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, December 15, 2020), which shares represent approximately 97.3% of the outstanding shares of Series B Common Stock.  The foregoing percentage interests are based on 72,167,796 shares of Series A Common Stock and 2,952,596 shares of Series B Common Stock, in each case, outstanding on October 31, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (the “10-Q”), filed with the SEC on November 5, 2020 and, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for (i) the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or will be exercisable within 60 days of December 15, 2020 and (ii) the vesting of Mr. Maffei’s restricted stock units on December 10, 2020. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting securities of the Issuer representing approximately 41.5% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

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Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock, subject to the consultation right previously described in Item 6 of the Statement.

(c) On December 7, 2020, Mr. Maffei received a grant from the Issuer of restricted stock units with respect to 1,000,000 shares of Series B Common Stock that vest on December 7, 2024, except as described in the Agreement (as defined below). The grant was made pursuant to the employment agreement between Mr. Maffei and Liberty Media Corporation ("LMC"), effective December 13, 2019 (the "Agreement"). Pursuant to the Agreement, the reporting person was entitled to receive term equity awards with an aggregate grant date fair value of $90 million, granted in two equal tranches. The first tranche was granted in December 2019. The second tranche consisted of time-vested stock options from each of LMC, Qurate Retail, Inc., Liberty Broadband Corporation and GCI Liberty, Inc., and time-vested restricted stock units (the "RSUs") from the Issuer with respect to shares of its Series B common stock. On December 10, 2020, Mr. Maffei acquired beneficial ownership of 21,096 shares of Series B Common Stock reported in this Amendment on December 10, 2020 as a result of the vesting of 30,110 restricted stock units with respect to Series B Common Stock, less 9,014 shares withheld for taxes. On December 15, 2020, Mr. Maffei acquired beneficial ownership of 572,655 shares of Series B Common Stock, as a result of the grant by the Issuer on December 15, 2020, in lieu of the Reporting Person receiving the portion of his annual cash bonus allocable to the Issuer in light of the ongoing financial impact of the Coronavirus pandemic, of vested options with respect to 572,655 shares of Series B Common Stock. Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not Applicable.

(e) Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2020

	By:	/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GM Amendment No. 4 to Liberty TripAdvisor Holdings, Inc. 13D]